LGBTQ LOYALTY HOLDINGS, INC.

2435 Dixie Highway

Wilton Manors, FL 33305

August 23, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Katherine Wray, Esq. and Jan Woo, Esq.

Re:	LGBTQ Loyalty Holdings, Inc.
Registration Statement on Form S-1
Filed July 22, 2021
File No. 333-258095

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LGBTQ Loyalty Holdings, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, August 25, 2021, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to our counsel, Peter Gennuso at McCarter & English, LLP, at (212) 609-6862.

Sincerely,

/s/ Robert Blair
Robert Blair, Chief Executive Officer